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                            KUNZMAN & BOLLINGER, INC.
                                ATTORNEYS-AT-LAW
                          5100 N. BROOKLINE, SUITE 600
                          OKLAHOMA CITY, OKLAHOMA 73112
                            Telephone (405) 942-3501
                               Fax (405) 942-3527



                                October 18, 2006


ELECTRONIC FILING
-----------------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, DC  20549

         RE:  Registration Statement on Form S-1 for Units in
              Atlas America Public #16-2007 Program
              -----------------------------------------------

Dear Sir or Madam:

         Pursuant to the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, enclosed for filing on behalf of the above-referenced Program in connection with the offer and sale of the Units is a Registration Statement on Form S-1, with exhibits thereto.

         The registration relates to Units of general partner, limited partner and converted limited partner interests in the Program, which is a series of up to three Delaware limited partnerships formed to drill and operate natural gas wells and produce and market natural gas. The Managing General Partner of the Partnership is Atlas Resources, Inc.

         A registration fee of $21,400 has been wire transferred to Mellon Bank.

         Please direct any questions or comments with respect to this filing to the undersigned or Mr. Gerald A. Bollinger at (405) 942-3501.

                                                    Very truly yours,

                                                    KUNZMAN & BOLLINGER, INC.

                                                    /s/ Wallace W. Kunzman, Jr.

                                                    Wallace W. Kunzman, Jr.


Enclosures

cc:    Mr. Jack Hollander